As filed with the Securities and Exchange Commission on January 17, 2025
Securities Act File
No. 333-278477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
          Pre-Effective
Amendment No.

☐

Post-Effective Amendment No.
 7

☒

Apollo Debt Solutions BDC
(Exact name of registrant as specified in its charter)

9 West 57th Street
New York,
NY
10019
(212)
515-3450
(Address and telephone number, including area code, of principal executive offices)
Kristin Hester
Apollo Debt Solutions BDC
9 West 57th Street
New York,
NY
10019
(Name and address of agent for service)
COPIES TO:
David W. Blass, Esq.
Steven Grigoriou, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box)

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 7 (the “Amendment”) to the Registration Statement on Form N-2, as amended (No. 333-278477 and 333-258155) of Apollo Debt Solutions BDC (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1)	Financial Statements

The following financial statements of Apollo Debt Solutions BDC are included in Part A of this Registration Statement.

(2)	Exhibits

(a)(1)	Fourth Amended and Restated Declaration of Trust of the Registrant (3)

(b)	Third Amended and Restated Bylaws of the Registrant (3)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A) (1)

(e)	Amended and Restated Distribution Reinvestment Plan, dated November 7, 2024 (25)

(g)	Second Amended and Restated Investment Advisory Agreement between the Registrant and Adviser, dated March 14, 2024 (3)

(h)(1)	Intermediary Manager Agreement between the Registrant and the Intermediary Manager, dated November 10, 2021 (6)

(h)(2)	Form of Selected Intermediary Agreement (2)

(h)(3)	Amended and Restated Distribution and Shareholder Servicing Plan of the Registrant, dated November 14, 2022 (7)

(j)	Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated November 3, 2021 (6)

(k)(1)	Administration Agreement between the Registrant and the Administrator, dated July 22, 2021 (6)

(k)(2)	Escrow Agreement by and among the Registrant, Apollo Global Securities, LLC, and UMB Bank, N.A., dated October 14, 2021 (6)

(k)(3)	Agency Agreement between the Registrant and DST Systems, Inc., dated September 29, 2021 (6)

(k)(4)	Multi-Class Plan, dated October 29, 2021 (6)

(k)(5)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser, dated July 22, 2021 (6)

(k)(6)	Facility Agreement between Apollo Debt Solutions BDC and Goldman Sachs Bank USA, as financing provider, dated February 22, 2021 (1)

(k)(7)	Loan and Servicing Agreement, dated as of January 7, 2022, by and between Mallard Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Morgan Stanley Senior Funding, Inc., as administrative agent (5)

(k)(8)	Purchase and Sale Agreement, dated as of January 7, 2022, by and between Mallard Funding LLC and Apollo Debt Solutions BDC (5)

(k)(9)	Credit and Security Agreement, dated as of January 7, 2022, by and between Cardinal Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Citibank, N.A., as administrative agent (5)

(k)(10)	Sale and Contribution Agreement, dated January 7, 2022, by and between Cardinal Funding LLC and Apollo Debt Solutions BDC (5)

(k)(11)	Senior Secured Revolving Credit Agreement between Apollo Debt Solutions, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, dated March 11, 2022 (8)

(k)(12)	Amendment No. 1 to the Credit and Security Agreement, dated as of April 7, 2022, by and between Cardinal Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Citibank, N.A., as administrative agent (9)

(k)(13)	Senior Credit Facility Agreement dated July 7, 2022, between Grouse Funding, as borrower, the lenders from time to time parties thereto, Goldman Sachs Bank USA, as syndication agent and administrative agent, State Street Bank and Trust Company, as collateral agent and collateral custodian, and Virtus Group, LP, as collateral administrator (10)

(k)(14)	Sale and Contribution Agreement dated July 7, 2022, between Apollo Debt Solutions BDC, as seller, and Grouse Funding LLC, as purchaser (10)

(k)(15)	Non-Recourse Carveout Guaranty Agreement dated July 7, 2022, by Apollo Debt Solutions BDC in favor of (a) State Street Bank and Trust Company as collateral agent for and on behalf of the Secured Parties and (b) Goldman Sachs Bank USA as lender, administrative agent and calculation agent (10)

(k)(16)	Amendment No. 4 to the Credit and Security Agreement, dated as of December 9, 2022, by and between Cardinal Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Citibank, N.A., as administrative agent (11)

(k)(17)	Credit Agreement, dated October 6, 2023, Merlin Funding LLC, as borrower, Apollo Debt Solutions BDC, in its capacity as subordinated lender, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as Administrative Agent and as a lender, and Deutsche Bank National Trust Company, as Collateral Agent, account bank and collateral custodian (14)

(k)(18)	Security Agreement, dated October 6, 2023, by and among Merlin Funding LLC, as borrower, Morgan Stanley Senior Funding, Inc. as Administrative Agent and Deutsche Bank National Trust Company, as Collateral Agent (14)

(k)(19)	Warehouse Collateral Management Agreement, dated October 6, 2023, by and between Merlin Funding LLC, as borrower and Apollo Debt Solutions BDC, as warehouse collateral manager (14)

(k)(20)	Amended and Restated Senior Secured Revolving Credit Agreement dated October 12, 2023, between Apollo Debt Solutions BDC, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (15)

(k)(21)	Second Amendment to Credit Agreement, dated February 1, 2024, Merlin Funding LLC, as borrower, Apollo Debt Solutions BDC, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (12)

(k)(22)	Third Amendment to Credit Agreement, dated February 16, 2024, Merlin Funding LLC, as borrower, Apollo Debt Solutions BDC, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (13)

(k)(23)	Indenture, dated as of March 21, 2024, by and between Apollo Debt Solutions BDC and U.S. Bank Trust Company, National Association, as trustee (4)

(k)(24)	First Supplemental Indenture, dated as of March 21, 2024, relating to the 6.900% Notes due 2029, by and between Apollo Debt Solutions BDC and U.S. Bank Trust Company, National Association, as trustee (4)

(k)(25)	Form of 6.900% Notes due 2029 (incorporated by reference to Exhibit (k)(24) hereto) (4)

(k)(26)	Registration Rights Agreement, dated as of March 21, 2024, relating to the Notes, by and among Apollo Debt Solutions BDC and BofA Securities, Inc., BNP Paribas Securities Corp., and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (4)

(k)(27)	Fourth Amendment to Credit Agreement, dated July 11, 2024, Merlin Funding LLC, as borrower, Apollo Debt Solutions BDC, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (16)

(k)(28)	Amendment No. 6 to the Credit and Security Agreement, dated as of July 19, 2024, by and between Cardinal Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Citibank, N.A., as administrative agent (18)

(k)(29)	Second Supplemental Indenture, dated as of July 29, 2024, relating to the 6.700% Notes due 2031, by and between Apollo Debt Solutions BDC and U.S. Bank Trust Company, National Association, as trustee (19)

(k)(30)	Form of 6.700% Notes due 2031 (incorporated by reference to Exhibit (k)(29) hereto) (19)

(k)(31)	Registration Rights Agreement, dated as of July 29, 2024, relating to the Notes, by and among Apollo Debt Solutions BDC and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (19)

(k)(32)	Fifth Amendment to Credit Agreement, dated August 15, 2024, Merlin Funding LLC, as borrower, Apollo Debt Solutions BDC, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (20)

(k)(33)	Registration Rights Agreement, dated as of September 19, 2024, relating to the Notes, by and among Apollo Debt Solutions BDC and BofA Securities, Inc., BNP Paribas Securities Corp., and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (21)

(k)(34)	Fourth Amendment to the Mallard Funding Secured Credit Facility, dated as of September 19, 2024, by and between Mallard Funding LLC, a subsidiary of Apollo Debt Solutions BDC, with Morgan Stanley Senior Funding, Inc., as administrative agent and The Bank of New York Mellon Trust Company, National Association, as collateral agent, collateral custodian and account bank (22)

(k)(35)	Purchase and Placement Agency Agreement, dated as of October 9, 2024, by and among ADS CLO 1 LLC, as issuer, Morgan Stanley & Co. LLC, as initial purchaser and placement agent and Apollo Global Securities Inc., as co-placement agent (23)

(k)(36)	Indenture, dated as of October 9, 2024, by and between ADS CLO 1 LLC, as issuer and Deutsche Bank National Trust Company, as trustee (23)

(k)(37)	Collateral Management Agreement, dated as of October 9, 2024, by and between ADS CLO 1 LLC, as issuer, and Apollo Debt Solutions BDC, as collateral manager (23)

(k)(38)	Master Loan Sale Agreement, dated as of October 9, 2024, by and among Apollo Debt Solutions BDC, as transferor, ADS CLO 1 Depositor LLC, as retention holder and ADS CLO 1 LLC, as issuer (23)

(k)(39)	Second Amended and Restated Senior Secured Revolving Credit Agreement, dated as of October 17, 2024, by and among Apollo Debt Solutions BDC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (24)

(k)(40)	Registration Rights Agreement, dated as of November 21, 2024, relating to the Notes, by and among Apollo Debt Solutions BDC and Citigroup Global Markets, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (26)

(k)(41)	Third Supplemental Indenture, dated as of January 16, 2025, relating to the 6.550% Notes due 2032, by and between Apollo Debt Solutions BDC and U.S. Bank Trust Company, National Association, as trustee (27)

(k)(42)	Form of 6.550% Notes due 2032 (incorporated by reference to Exhibit (k)(41) hereto)(27)

(k)(43)	Registration Rights Agreement, dated as of January 16, 2025, relating to the Notes, by and among Apollo Debt Solutions BDC and Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (27)

(l)	Opinion of Richards, Layton & Finger, P.A. (17)

(n)(1)	Consent of Independent Registered Public Accounting Firm (17)

(n)(2)	Report of Independent Registered Accounting Firm (3)

(n)(3)	Report of Independent Registered Accounting Firm, with respect to the “Senior Securities” table (3)

(n)(4)	Power of Attorney (17)

(p)	Subscription Agreement for Seed Capital(2)

(r)(1)	Code of Ethics of the Fund(1)

(r)(2)	Code of Ethics of the Adviser(1)

(s)	Filing Fee Table (17)

104	Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on July 23, 2021
(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on October 26, 2021
(3)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed on March 14, 2024
(4)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on March 22, 2024
(5)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on January 11, 2022
(6)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed on March 30, 2022
(7)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, filed on March 16, 2023
(8)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on March 15, 2022
(9)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on April 20, 2022
(10)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 12, 2022
(11)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on December 12, 2022
(12)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on February 7, 2024
(13)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on February 21, 2024
(14)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 12, 2023
(15)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 17, 2023
(16)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 15, 2024
(17)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Registration Statement on Form N-2 (File No. 333-278477), filed on April 2, 2024
(18)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 24, 2024
(19)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on July 29, 2024
(20)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on August 19, 2024
(21)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on September 19, 2024
(22)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on September 24, 2024
(23)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 11, 2024
(24)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on October 21, 2024
(25)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, filed on November 8, 2024
(26)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on November 21, 2024
(27)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed on January 16, 2025

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$730,000
FINRA filing fee	$225,500
Legal	$2,968,000
Printing	$713,000
Accounting	$70,000
Blue sky expenses	$400,000
Advertising and sales literature	$706,000
Due diligence	$318,000
Miscellaneous fees and expenses	$877,685

Total	$7,008,185

Item 28.	Persons Controlled By Or Under Common Control

None.

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at February 29, 2024.

Title of Class	Number of Record Holders
Class S	5,181
Class D	96
Class I	3,448
Total	8,725

Item 30.	Indemnification

The information contained under the heading “Description of our Shares.” “Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant obtains and maintains liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31.	Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Apollo Credit Management LLC, and each managing director, director or executive officer of Apollo Credit Management, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Apollo Credit Management, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-72098), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the transfer agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

We hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

ii.

the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iii.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 17th day of January 2025.

APOLLO DEBT SOLUTIONS BDC

By:	/s/ Earl Hunt
Name:	Earl Hunt
Title:	Chairperson, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Earl Hunt	Chairperson, Chief Executive Officer and Trustee	January 17, 2025
Earl Hunt

/s/ Eric Rosenberg	Chief Financial Officer	January 17, 2025
Eric Rosenberg

/s/ Meredith Coffey*	Trustee	January 17, 2025
Meredith Coffey

/s/ Christine Gallagher*	Trustee	January 17, 2025
Christine Gallagher

/s/ Michael Porter*	Trustee	January 17, 2025
Michael Porter

/s/ Carl J. Rickertsen*	Trustee	January 17, 2025
Carl J. Rickertsen

*By:	/s/ Earl Hunt
Earl Hunt
As Agent or Attorney-in-Fact

January 17, 2025

The original powers of attorney authorizing Earl Hunt, Eric Rosenberg, Kristin Hester, Ryan Del Giudice and Adam Eling to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit to the Registration Statement on Form N-2 (file No. 333-278477 and 333-258155), filed on April 2, 2024.